Exhibit 3.2.1

Amendment of Article II, adding the following section 11 [amendment adopted by the Board of Directors on September 26, 2013]:

SECTION 11.          DISQUALIFYING PERSONAL FINANCIAL CONFLICT.

No individual shall qualify for service or continued service as a director of the Corporation if he or she is or becomes a party to any compensatory, payment, or other financial agreement, arrangement or understanding with a third person or entity other than the Corporation (or a wholly owned subsidiary of the Corporation), or has received or anticipates receiving any such compensation or other payment from a third person or entity other than the Corporation (or a wholly owned subsidiary of the Corporation), in each case in connection with candidacy or service as a director of the Corporation; provided that agreements providing only for indemnification and/or reimbursement of out-of-pocket expenses in connection with candidacy as a director (but not, for the avoidance of doubt, in connection with service as a director) shall not be disqualifying under this provision, and provided further that a compensatory, payment, or other financial agreement, arrangement, or understanding that an individual has with a third person or entity other than the Corporation shall not be disqualifying under this provision if the compensatory, payment, or other financial agreement, arrangement, or understanding – (x) was not or is not entered into in contemplation of or on account of the third person’s or entity’s investment in the Corporation or the individual’s candidacy or service as a director of the Corporation, and (y) does not give to the individual a personal financial incentive that could affect his or her service as a director, other than financial incentives that are shared by all directors of the Corporation in their role as directors and other than financial incentives as a stockholder that are shared by all stockholders of the Corporation.